                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                             --------------------

                                  SCHEDULE 13D


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 3)*


                AIRLEASE LTD., A CALIFORNIA LIMITED PARTNERSHIP
- --------------------------------------------------------------------------------
                                (NAME OF ISSUER)


           DEPOSITARY UNITS REPRESENTING LIMITED PARTNERS' INTERESTS
- --------------------------------------------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                   009366105
- --------------------------------------------------------------------------------
                                 (CUSIP NUMBER)


                               HENRY LERNER, ESQ.
                      UNITED STATES AIRLEASE HOLDING, INC.
                                733 FRONT STREET
                                P.O. BOX 193985
                            SAN FRANCISCO, CA  94119
                            TELEPHONE:  415-627-9582
- --------------------------------------------------------------------------------
(NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICES AND
                                COMMUNICATIONS)


                               SEPTEMBER 20, 1996
- --------------------------------------------------------------------------------
            (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of this class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                               PAGE 1 OF 9 PAGES.

                                  SCHEDULE 13D
CUSIP NO. 009366105                                            PAGE 2 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               United States Airlease Holding, Inc.
                               I.R.S. Identification No.:  94-3009222
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [ ]
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS
                               AF
     ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
                               California
     ---------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                                             0
  NUMBER OF                 ----------------------------------------------------
   SHARES              8    SHARED VOTING POWER
BENEFICIALLY                                 231,250 Units
OWNED BY EACH               ----------------------------------------------------
  REPORTING            9    SOLE DISPOSITIVE POWER
    PERSON                                   0
     WITH                   ----------------------------------------------------

                       10   SHARED DISPOSITIVE POWER
                                             231,250 Units
                            ----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             231,250 Units
     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             5.0%
     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                             CO, HC
     ---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 009366105                                            PAGE 3 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               USL Capital Corporation
                               I.R.S. Identification No.:  94-1360891
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [ ]
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS
                               WC
     ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
                               Delaware
     ---------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                                             0
  NUMBER OF                 ----------------------------------------------------
   SHARES              8    SHARED VOTING POWER
BENEFICIALLY                                 231,250 Units
OWNED BY EACH               ----------------------------------------------------
  REPORTING            9    SOLE DISPOSITIVE POWER
    PERSON                                   0
     WITH                   ----------------------------------------------------

                       10   SHARED DISPOSITIVE POWER
                                             231,250 Units
                            ----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             231,250 Units
     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             5.0%
     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                             CO, HC
     ---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 009366105                                            PAGE 4 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Ford Motor Company
                               I.R.S. Identification No.:  38-0549190
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [ ]
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS
                               AF
     ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
                               Delaware
     ---------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                                             0
  NUMBER OF                 ----------------------------------------------------
   SHARES              8    SHARED VOTING POWER
BENEFICIALLY                                 231,250 Units
OWNED BY EACH               ----------------------------------------------------
  REPORTING            9    SOLE DISPOSITIVE POWER
    PERSON                                   0
     WITH                   ----------------------------------------------------

                       10   SHARED DISPOSITIVE POWER
                                             231,250 Units
                            ----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             231,250 Units
     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             5.0%
     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                             CO
     ---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D
CUSIP NO. 009366105                                            PAGE 5 OF 9 PAGES

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                               Ford Holdings, Inc.
                               I.R.S. Identification No.:  38-2890269
     ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [ ]
     ---------------------------------------------------------------------------
3    SEC USE ONLY

     ---------------------------------------------------------------------------
4    SOURCE OF FUNDS
                               AF
     ---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

     ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION
                               Delaware
     ---------------------------------------------------------------------------
                       7    SOLE VOTING POWER
                                             0
  NUMBER OF                 ----------------------------------------------------
   SHARES              8    SHARED VOTING POWER
BENEFICIALLY                                 231,250 Units
OWNED BY EACH               ----------------------------------------------------
  REPORTING            9    SOLE DISPOSITIVE POWER
    PERSON                                   0
     WITH                   ----------------------------------------------------

                       10   SHARED DISPOSITIVE POWER
                                             231,250 Units
                            ----------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                             231,250 Units
     ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
     SHARES*                                                                 [ ]
     ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                             5.0%
     ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON
                                             CO, HC
     ---------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                                               Page 6 of 9 Pages

                                  SCHEDULE 13D


         United States Airlease Holding, Inc., ("Holding"), USL Capital Corporation (formerly United States Leasing International, Inc.) ("USL Capital"), Ford Holdings, Inc. ("FHI") and Ford Motor Company ("Ford") hereby amend their joint statement on Schedule 13D (the "Schedule 13D"), as most recently amended and filed with the Securities and Exchange Commission on September 5, 1996, relating to the Depositary Units Representing Limited Partners' Interests ("Units") of Airlease Ltd., A California Limited Partnership (the "Partnership").

         The Schedule 13D is hereby amended as follows:

ITEM 5.  Interest in Securities of the Issuer

         Item 5 of the Schedule 13D is hereby amended to read in full as follows:

         Pursuant to an Asset Purchase Agreement among BA Leasing & Capital Corporation, USL Capital and Ford Motor Credit Company, on September 20, 1996, Holding sold 793,750 Units (17.1622% of the outstanding Units) to BA Leasing and Capital Corporation. The terms of the Asset Purchase Agreement are described in Item 6 hereof. After giving effect to the sale, Holding beneficially and directly owns an aggregate of 231,250 Units, which represents approximately 5.0% of the total number of Units presently issued and outstanding. As the parent company of Holding, USL Capital is a beneficial indirect owner of the same 231,250 Units directly owned by Holding. As the parent company of USL Capital, FHI is the beneficial indirect owner of the same 231,250 Units directly owned by Holding and indirectly owned by USL Capital.
As the ultimate parent company of FHI, Ford is a beneficial indirect owner of the same 231,250 Units directly owned by Holding and indirectly owned by USL Capital and FHI. Holding, USL Capital, FHI and Ford have shared voting and dispositive power over the 231,250 Units. Holding acquired all such Units on October 10, 1986 directly from the Partnership for a cash payment of $19.03 per Unit. Except as described above and in Item 6 below, neither Holding, USL Capital, FHI nor Ford has had any transactions in the Units in the past 60 days.

         The number of Units owned by each of the directors and executive officers of USL Capital, Holding, FHI and Ford and the nature of such ownership is set forth in Exhibits 1, 2, 3 and 4 respectively, attached to this Schedule 13-D and incorporated herein by reference. To the knowledge of Holding, USL Capital, FHI and Ford, from a search of the records of the Partnership, no director or executive officer of either FHI or Ford owns any Units.

         To the knowledge of Holding, USL Capital, FHI and Ford, from a search of the records of the Partnership, no executive officer or director of any of them has had any transactions in the Units in the past 60 days.

                                                               Page 7 of 9 Pages


ITEM 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

         Item 6 of the Schedule 13D is amended to read in full as follows:

         Pursuant to Section 8.4 of the Amended and Restated Agreement of Limited Partnership of the Partnership (the "Partnership Agreement"), Holding agreed to hold, except for transfers to related entities, (i) Units representing 20% of the total Units outstanding immediately after the initial public offering of the Units for the five-year period ended October 10, 1991 and (ii) at least 25% of such Units while Airlease Management Services, Inc. ("AMSI") or any related entity remains the general partner of the Partnership.

         Pursuant to the Underwriting Agreement, dated October 2, 1986, among AMSI, USL Capital, United States Airlease, Inc., and Dean Witter Reynolds Inc., Smith Barney, Harris Upham & Co. Incorporated, and Tucker, Anthony & R.L. Day, Inc., as Representatives of the several Underwriters, as amended, USL Capital has agreed that for the 10 year period ending October 10, 1996, AMSI will remain a related entity of USL Capital (unless to do so would materially and adversely affect the Partnership).

         USL Capital has entered into an Asset Purchase Agreement (the "Purchase Agreement") dated as of August 5, 1996 among BA Leasing & Capital Corporation (the "Purchaser"), USL Capital and Ford Motor Credit Company ("Ford Credit"), a wholly owned subsidiary of Ford, pursuant to which USL Capital agreed to sell to the Purchaser certain assets of USL Capital and its subsidiaries, including 793,750 Units (17.1622% of the outstanding Units) (the "Purchased Units") and all of the capital stock of Holding and AMSI (collectively, the "Airlease Purchased Assets"). The complete terms of the transaction are set forth in the Purchase Agreement attached to this Schedule 13-D as Exhibit 5 and incorporated herein by this reference. The Purchased Units were sold by Holding to the Purchaser on September 20, 1996. As of the date hereof, USL Capital retains ownership of the capital stock of Holding and AMSI.

         The Purchase Agreement provides that consummation of the purchase and sale of the Airlease Purchased Assets and the assumption of the related liabilities which are to be assumed by the Purchaser pursuant to the Purchase Agreement shall take place at two closings. The first closing, relating to the Purchased Units, occurred on September 20, 1996 and the second closing is scheduled to occur on October 31, 1996, assuming required conditions to closing are satisfied. At the second closing, the capital stock of AMSI and Holding will be sold to the Purchaser.

         At the closing at which the capital stock of AMSI and Holding is sold, USL Capital will deliver or cause to be delivered resignations of all directors and officers of AMSI and Holding who are employees of USL Capital, AMSI or Holding.

                                                               Page 8 of 9 Pages

         Pursuant to Section 4.13 of the Partnership Agreement, AMSI agreed to use its best efforts to maintain a net worth sufficient such that the Partnership will be taxed as a partnership and not as an association taxable as a corporation for federal income tax purposes. At June 30, 1996, AMSI had total equity of approximately $14.1 million, of which $9 million consisted of a subordinated demand note of United States Airlease, Inc. (which has since been merged into USL Capital) in favor of AMSI. Pursuant to the Purchase Agreement, the Purchaser has agreed to arrange for the satisfaction by AMSI of the net worth requirements of the Partnership Agreement.

                                                               Page 9 of 9 Pages


                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                            UNITED STATES AIRLEASE HOLDING, INC.


Date:  September 24, 1996                    By:  /s/ Henry Lerner
                                                  -----------------------------
                                                      Henry Lerner
                                             Title:   Senior Vice President


                                             USL CAPITAL CORPORATION


Date:  September 24, 1996                    By:  /s/ Henry Lerner
                                                  -----------------------------
                                                      Henry Lerner
                                             Title:   Senior Vice President


                                             FORD HOLDINGS, INC.


Date:  September 24, 1996                    By:  /s/ Peter J. Sherry, Jr.
                                                  -----------------------------
                                                      Peter J. Sherry, Jr.
                                             Title:   Assistant Secretary


                                             FORD MOTOR COMPANY


Date:  September 24, 1996                    By:  /s/ Peter J. Sherry, Jr.
                                                  -----------------------------
                                                      Peter J. Sherry, Jr.
                                             Title:   Assistant Secretary